Detica

RECEIVED

2007 JAN -3 P 12:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

07020078

Our ref: 06-FIV100C375

SUPPL

15 December 2006

File no: 82-35012

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

15.12.06	Financial Services Authority
15.12.06	Voting and capital rights

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

PROCESSED

JAN 0 5 2007

THOMSON FINANCIAL

John Woollhead

Company Secretary

Enc

Jlw 1/4

Detica

15 December 2006

Detica Group plc (the "Company") – Voting Rights and Capital

In conformity with transitional provision 6 of the Transparency Directive we hereby notify the market that the capital of Detica Group plc consists of 113,577,081 ordinary shares with voting rights.

The above figure (113,577,081) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Detica Group plc under the FSA's Disclosure and Transparency Rules.

- ends -

For further information, please contact:

Detica Group plc 01483 816 000
John Woollhead, Company Secretary

Financial Dynamics 020 7831 3113
Edward Bridges/Matt Dixon

06-FIV100D289

Detica

15 December 2006

Detica Group plc

Detica to build new market abuse intelligence system for the Financial Services Authority

Detica Group plc ("Detica" or "the Group"), the business and technology consulting firm, today announces that it has signed a letter of intent with the Financial Services Authority ("FSA") to deliver a new intelligence solution designed to assist the FSA in the exercise of its supervisory and regulatory powers under the new Markets in Financial Instruments Directive (MiFID). The new system will analyse trading in a diverse range of financial instruments and provide the FSA with intelligence on unusual and potentially unlawful activity such as market abuse and insider trading. The Group has already begun work with the FSA and, if the FSA exercises its option to continue, the final contract is expected to be valued at approximately £17 million over a seven year period with the majority of the revenue recognised over the first three financial years.

The opportunity, won after a thorough and competitive tendering process, plays to Detica's core strengths in "information intelligence" and its significant experience in the Capital Markets sector that has been developed both organically and through the acquisitions of Evolution Consulting Group and m.a.partners over the past 12 months.

The new solution to be developed by Detica will analyse patterns of trading in real-time. In addition, Detica will be delivering an off-line, forensic analysis solution to detect hidden and potentially illegal patterns of trading that develop over extended time periods using its own NetReveal technology, a unique intelligence tool developed in-house by the Group's Technology Innovation Group. The NetReveal product was also implemented recently by the UK's new Insurance Fraud Bureau to detect organised insurance claims fraud.

Commenting on this contract win Dr Tom Black, CEO of Detica, said today:

"This is a significant opportunity for Detica and is indicative of the way we can combine our expertise in information intelligence with strong capital markets experience and unique intellectual property in the form of NetReveal.

The UK, and more specifically London, has built its reputation as a global financial centre based on the integrity of its markets and we are delighted to be supporting the FSA in its vital role as the regulator of these markets."

For further information, please contact:

Detica Group plc 01483 816 000
Tom Black, Chief Executive
Mandy Gradden, Finance Director

Financial Dynamics 020 7831 3113
Edward Bridges/Matt Dixon